UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated September 28, 2020
Commission File Number: 001-35788
ARCELORMITTAL
(Translation of registrant’s name into English)
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

On September 28, 2020, ArcelorMittal published the press releases attached hereto as Exhibits 99.1 and 99.2 and hereby incorporated by reference into this report on Form 6-K.
Exhibit List
Exhibit No.	Description

Exhibit 99.1	Press release, dated September 28, 2020, ArcelorMittal unlocks value through separation of integrated US assets and repositions its footprint in North America
Exhibit 99.2	Press release, dated September 28, 2020, ArcelorMittal announces share buyback program

Exhibit Index
Exhibit No.	Description

Exhibit 99.1	Press release, dated September 28, 2020, ArcelorMittal unlocks value through separation of integrated US assets and repositions its footprint in North America
Exhibit 99.2	Press release, dated September 28, 2020, ArcelorMittal announces share buyback program

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
ARCELORMITTAL

Date 28 September 2020

By:	/s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary & Group Compliance & Data Protection Officer